DECHERT
                              30 ROCKEFELLER PLAZA
                            NEW YORK, NEW YORK 10112


Direct Dial
(212) 698-3584


                                                    March 4, 2002


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

                  Re:  Amendment No. 12 to Schedule 13D
                       for The Z-Seven Fund, Inc.
                       -------------------------------

Ladies and Gentlemen:

         Attached please find for electronic filing with the Securities and Exchange Commission Amendment No. 12 to Schedule 13D pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, as amended, on behalf of certain holders of Common Stock of The Z-Seven Fund, Inc.

         This Amendment No. 12 to Schedule 13D has been separately filed for each reporting person.

         If you have any question with respect to the foregoing, please call me at (212)698-3584.


                                              Sincerely,


                                              /s/ Eric Griffith
                                              -------------------------------
                                              Eric Griffith *



* Admitted in Massachusetts only.


Enclosures

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 11)



                             The Z-Seven Fund, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    988789103
                        ---------------------------------
                                 (CUSIP Number)


                           Margaret Bancroft, Dechert,
                   30 Rockefeller Plaza, New York, N.Y. 10112
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                February 21, 2002
                        ---------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

                                  SCHEDULE 13D

CUSIP No.   988789103
_______________________________________________________________________________
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    (I)   Agape Co., S.A.
    (II)  Unity, N.V. 98-0048,287
    (III) John M. Templeton
_______________________________________________________________________________
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                          (a) [ ]
                                                          (b) [x]
_______________________________________________________________________________
3)  SEC USE ONLY

_______________________________________________________________________________
4)  SOURCE OF FUNDS*

      WC, PF, OO (Securities and Cash)
_______________________________________________________________________________
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                   [ ]
_______________________________________________________________________________
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     (I)   Panamanian Corporation
     (II)  Netherlands Antilles Corporation
     (III) United Kingdom
_______________________________________________________________________________
    NUMBER        7)   SOLE VOTING POWER
    OF
    SHARES        _____________________________________________________________
    BENEFICIALLY  8)   SHARED VOTING POWER
    OWNED BY           (I) & (III) 391,565;  (II) & (III) 0
    EACH          _____________________________________________________________
    REPORTING     9)   SOLE DISPOSITIVE POWER
    PERSON
    WITH          _____________________________________________________________
                  10)  SHARED DISPOSITIVE POWER
                       (I) & (III) 391,565;  (II) & (III) 0
_______________________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      (I) & (III) 391,565
     (II) & (III)       0
_______________________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                           [ ]
_______________________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     (I) & (III)   20.1%
     (II)& (III)    0.0%
_______________________________________________________________________________
14) TYPE OF REPORTING PERSON*
     (I)  CO
     (II) CO
     (III) (IN)
_______________________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

This Amendment No. 11 amends and supplements information in Item 5.

Item 5.   INTEREST IN SECURITIES OF THE ISSUER

          (a) The Fund's report on form N-30B-2 (as filed with the Securities and Exchange Commission on December 21, 2000), states that, as of October 15, 2001, there were 1,947,735 shares of Common Stock outstanding. The percentages set forth in this Item 5(a) were derived using such number.

         Agape Co., S. A.    391,565   20.1%
         Unity, N.V.               0    0.0%

          (c) Since the most recent filing on Schedule 13D, the following shares of Common Stock were sold by Agape Co., S.A.

          Date           Number of Shares         Price Per Share
          ----           ----------------         ---------------

          2/21/02             1,500                    4.1709
          2/20/02             2,000                    4.1707
          2/19/02             2,000                    4.1608
          2/15/02             1,000                    4.1615
          2/14/02             2,000                    4.2503
          2/13/02             2,000                    4.2006
          2/12/02             2,000                    4.1508
          2/11/02             2,000                    4.2007
          2/08/02             2,000                    4.2003
          2/07/02             1,000                    4.2518
          2/06/02             1,500                    4.2512

          Since the most recent filing on Schedule 13D, the following shares of Common Stock were disposed of as a gift by Agape Co., S.A.

          Date           Number of Shares         Price Per Share
          ----           ----------------         ---------------

          8/02/01             3,560                    0.00
          7/27/01             1,788                    0.00



Signature

          After reasonable inquiry and to my best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: March 4, 2002                      Agape Co., S.A., by John M.
------------------------                  Templeton, President*
                                          Unity, N.V., by John M. Templeton,
                                          President*
                                          John M. Templeton, Individually
                                          As indirect beneficial owner*


                                     BY:  /s/ Margaret A. Bancroft
                                          --------------------------------------
                                          Margaret A. Bancroft, Attorney-in-Fact